Shanda Reports First Quarter 2006 Financial Results

(Shanghai, China, May 17, 2006) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced its unaudited financial results for the first quarter ended March 31, 2006.

Summary of the First Quarter 2006:

●	Total net revenues decreased 31.3% year-over-year and 5.3% quarter-over-quarter to RMB341.4 million (US$42.6 million).

●	Online game revenues, including MMORPGs and casual games, decreased 29.9% year-over-year and 0.7% quarter-over-quarter to RMB309.6 million (US$38.6 million).

●	Total average concurrent users for all Shanda’s
games in commercial service increased to 1.35 million in
the first quarter of 2006 from 1.30 million in the
fourth quarter of 2005, while average concurrent users
for Shanda’s MMORPGs in commercial service increased to
706,000 in the first quarter of 2006 from 548,000 in the
fourth quarter of 2005.

●	Net income was RMB11.8 million (US$1.5 million),
compared to net income of RMB220.1 million in the first
quarter of 2005 and a net loss of RMB538.9 million in
the fourth quarter of 2005. Earnings per diluted ADS
were RMB0.16 (US$0.02), compared to earnings per diluted
ADS of RMB3.00 in the first quarter of 2005 and a loss
per diluted ADS of RMB7.58 in the fourth quarter of
2005.

¡°Our first quarter financial results reflect stabilized online game performance as well as the continued development of our home strategy,” said Tianqiao Chen, Shanda’s chief executive officer. “We continued to expand the distribution platform for our EZ Pod through partnership with leading PC manufacturers in China such as Hewlett Packard. The transition in our core business this quarter following the introduction of an in-game item-based revenue model has proven to be relatively smooth. We remain confident for the long-term as a strong pipeline of MMORPGs and casual games is scheduled to debut throughout 2006.”

Financial Results (Preliminary Unaudited)

Net Revenues. In the first quarter of 2006, Shanda reported net revenues of RMB341.4 million (US$42.6 million), representing a 31.3% decrease compared to RMB497.0 million in the first quarter of 2005 and a 5.3% decrease compared to RMB360.5 million in the fourth quarter of 2005.

Online game revenues in the first quarter of 2006 declined 29.9% year-over-year and 0.7% quarter-over-quarter to RMB309.6 million (US$38.6 million) in the first quarter of 2006.

Revenues from MMORPGs in the first quarter of 2006 decreased 32.0% year-over-year and 2.4% quarter-over-quarter to RMB225.2 million (US$28.1 million), accounting for 65.9% of total revenues.

The number of active paying accounts for MMORPGs was 2.47 million in the first quarter of 2006, which was the first complete quarter during which our major MMORPGs primarily used the in-game item-based model. The average monthly revenue per active paying account for MMORPGs was RMB30.4 in the first quarter.

Revenues from casual games in the first quarter of 2006 decreased 23.4% year-over-year and increased 3.9% quarter-over-quarter to RMB84.4 million (US$10.5 million). The sequential increase in revenue from casual games was due to improved performance from serveral of our casual games, partially offset by the continued decline in revenue from BNB.

Shanda’s other revenues in the first quarter of 2006 decreased 42.6% year-over-year and 34.5% quarter-over-quarter to RMB31.8 million (US$4.0 million). The sequential decrease was primarily due to the decline in sales of the EZ Pod in the first quarter of 2006.

Gross Profit. Gross margin was 56.8% in the first quarter of 2006, down from 71.0% in the first quarter of 2005 and from 59.9% in the fourth quarter of 2005. The decrease was mainly due to the decline in revenues and the increase in ongoing license fees as a result of increased revenue from licensed games.

Income from Operations. Shanda reported income from operations of RMB18.4 million (US$2.3 million) in the first quarter of 2006 compared to income from operations of RMB253.9 million in the first quarter of 2005 and a loss from operations of RMB27.6 million in the fourth quarter of 2005. The quarter-over-quarter improvement was principally a result of lower sales and marketing and general and administrative expenses. The sequential decrease in sales and marketing expense is primarily attributable to our improved budget control procedures. The sequential decline in general and administration expenses are mainly due to the significant reduction in provisions for doubtful debts that amounted RMB48.0 million in the fourth quarter of 2005, as a result of our tighter credit control efforts.

Share-based compensation expenses, which were allocated to related expense line items pursuant to the requirement of SEC Staff Accounting Bulletin 107, increased in aggregate to RMB 12.0 million(US$1.5 million) in the first quarter of 2006 from RMB 3.3 million in the previous quarter. The sequential increase in share-based compensation expenses was primarily due to adoption of SFAS 123R, Share-Based Payment, effective from January 1, 2006. SFAS 123R requires companies to measure compensation expense for all share-based payments, including employee stock options, at fair value.

Net Income. In the first quarter of 2006, Shanda had net income of RMB11.8 million (US$1.5 million), compared to net income of RMB220.1 million in the first quarter of 2005 and a net loss of RMB538.9 million in the fourth quarter of 2005. Earnings per diluted ADS were RMB0.16 (US$0.02) for the first quarter of 2006, compared to earnings per diluted ADS of RMB3.00 in the same period of 2005 and a loss per diluted ADS of RMB7.58 in the fourth quarter of 2005. The net loss in fourth quarter of 2005 was primarily due to a non-cash impairment charge of RMB521.5 million (US$64.6 million), or RMB7.32 per diluted ADS (US$0.90), to reflect the fair value of Shanda’s 38% stake in Actoz as of December 31, 2005, which it purchased in February 2005.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2006, which was RMB8.0170 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Recent Business Highlights

On April 18, 2006, Shanda announced a strategic partnership with China Hewlett-Packard, or China HP, a subsidiary of Hewlett-Packard Company, or HP, one of the world’s leading information technology companies. Pursuant to a memorandum of understanding, the two companies will work closely together, leveraging their resources in the respective fields to take advantage of rich interactive entertainment content offerings on Shanda’s EZ platform and HP’s expertise in information technology infrastructure solutions tailored for home entertainment. As an important part of this strategic partnership, China HP will bundle its digital home products with EZ Pods. In addition, the two companies will explore opportunities for promotional campaigns as well as cross-marketing.

Other News

On May 1, 2006, Shanda announced that Shujun Li would resign as Senior Vice President and Chief Financial Officer of the company, effective June 30£¬2006. Mr. Li plans to pursue other opportunities of personal interests and will retain his seat on Shanda’s Board of Directors. Shanda has promoted Daniel Zhang, the company’s Financial Controller, to CFO effective upon Mr. Li’s departure. Before joining Shanda, Mr. Zhang served as a senior manager in PricewaterhouseCoopers’ audit and business advisory division in Shanghai

Conference Call

Shanda’s management team will host a conference call at 9:00 p.m. Eastern Time on May 17, 2006, corresponding with 9:00 a.m. Beijing/Hong Kong time on May 18, 2006, to present an overview of the company’s financial performance and business operations. To participate in the live call, U.S. callers should dial 888-889-5602 and international callers should dial 973-935-8599. The pass code for the live call is 7310112. A live webcast of the presentation will be available at the company’s corporate website at http://www.snda.com.

A replay of the conference call will be available until May 24, 2006, 12:00 a.m. ET. The dial-in number for calls placed in the U.S. is 877-519-4471 and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 7310112.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the commercial launch of MMORPGs and casual games in 2006 and the future promotion, marketing, distribution and development cooperation between Shanda and China HP. These forward-looking statements involve various risks and uncertainties. Although the companies believe that their expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games we intend to release in 2006, the risk that such MMORPGs and casual games are not well received by users in China, the risk that Shanda and China HP fail to enter into definitive agreements regarding the proposed cooperation or the proposed cooperation is otherwise not successfully executed and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact:

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED BALANCE SHEET
	(in thousands)
	As of December 31,	As of March 31,
	2005	2006
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	949,622	817,270	101,942
Restricted cash	150,779	—	—
Short-term investment	126,360	68,144	8,500
Marketable securities	1,933,674	2,211,750	275,883
Accounts receivable	81,127	61,759	7,703
Inventories	28,481	39,402	4,915
Due from related parties	—	4,052	506
Deferred licensing fees and related costs	24,067	27,942	3,485
Prepayments and other current assets	41,085	34,164	4,261
Deferred tax assets	17,125	17,918	2,235

Total current assets	3,352,320	3,282,401	409,430

Investments in affiliated companies	328,582	332,101	41,425
Property, equipment and software	286,996	281,088	35,062
Intangible assets	183,671	170,185	21,228
Goodwill	245,092	494,379	61,666
Long-term deposits	2,863	2,270	283
Long-term prepayments	18,158	17,953	2,239
Other long-term assets	52,771	48,399	6,037
Total assets	4,470,453	4,628,776	577,370

LIABILITIES
Current liabilities:
Accounts payable	65,390	55,737	6,952
Licensing fees payable	18,158	18,499	2,307
Taxes payable	37,045	33,973	4,238
Deferred revenue	172,455	206,014	25,697
Licensing fees payable to a related party	13,830	24,421	3,046
Due to related parties	3,040	3,044	380
Acquisition related obligation	158,430	10,403	1,298
Other payables and accruals	141,552	112,054	13,977
Total current liabilities	609,900	464,145	57,895

Convertible debt	2,219,305	2,204,675	275,000

Total liabilities	2,829,205	2,668,820	332,895

Minority interests	3,389	3,254	406
Shareholders’ equity
Ordinary shares	11,751	11,767	1,468
Additional paid-in capital	1,397,092	1,414,597	176,450
Statutory reserves	87,619	94,138	11,742
Deferred share-based compensation	(3,595)	—
Accumulated other comprehensive gain	30,182	316,115	39,430
Retained earnings	114,810	120,085	14,979
Total shareholders’ equity	1,637,859	1,956,702	244,069

Total liabilities and shareholders’ equity	4,470,453	4,628,776	577,370

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

	For the three months period ended,
	March 31,	December 31,	March 31,
	2005	2005	2006
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	331,227	230,600	225,162	28,086
Casual game	110,339	81,332	84,467	10,536
Others	55,410	48,584	31,799	3,966

Total net revenues	496,976	360,516	341,428	42,588

Cost of services
Ongoing licensing fees for online games	(80,100)	(52,754)	(55,853)	(6,967)
Amortization of upfront licensing fees	(6,451)	(12,242)	(17,868)	(2,229)
Server leasing and maintenance fees	(19,819)	(23,563)	(25,087)	(3,129)
Salary and benefits	(7,541)	(11,620)	(13,229)	(1,650)
Depreciation of property, equipment and software	(9,662)	(13,427)	(13,820)	(1,724)
Others	(20,383)	(30,851)	(21,751)	(2,713)

Total cost of services	(143,956)	(144,457)	(147,608)	(18,412)

Gross profit	353,020	216,059	193,820	24,176
Operating expenses
Product development	(27,532)	(50,991)	(52,646)	(6,567)
Sales and marketing	(26,736)	(92,036)	(64,456)	(8,040)
General and administrative	(44,828)	(100,597)	(58,274)	(7,268)

Total operating expenses	(99,096)	(243,624)	(175,376)	(21,875)

Income(loss) from operations	253,924	(27,565)	18,444	2,301
Interest income	9,650	6,818	4,816	601
Amortization of convertible debt issuance cost	(4,494)	(4,672)	(4,407)	(550)
Investment income(loss)	(3,408)	1,404	732	91
Other income, net	18,524	43,326	10,457	1,304

Income before income tax expenses, equity in loss of affiliates and minority interests	274,196	19,311	30,042	3,747
Income tax expenses	(42,123)	(23,975)	(8,631)	(1,077)
Equity in loss of affiliates	(13,846)	(534,376)	(9,752)	(1,216)
Minority interests	1,849	150	135	17

Net income(loss)	220,076	(538,890)	11,794	1,471

Net income(loss) attributable to ordinary shareholders	220,076	(538,890)	11,794	1,471

Earnings per share:
Basic	1.57	(3.79)	0.08	0.01
Diluted	1.50	(3.79)	0.08	0.01
Earnings per ADS:
Basic	3.14	(7.58)	0.16	0.02
Diluted	3.00	(7.58)	0.16	0.02
Weighted average ordinary shares outstanding:
Basic	139,977,991	142,349,153	142,050,714	142,050,714
Diluted	147,087,994	142,349,153	144,250,827	144,250,827
Weighted average ADS outstanding:
Basic	69,988,996	71,174,577	71,025,357	71,025,357
Diluted	73,543,997	71,174,577	72,125,414	72,125,414